United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                           For the month of July 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    (Check One) Form 20-F  X  Form 40-F
                                          ---           ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          (Check One) Yes      No  X
                                          ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Companhia Vale Do Rio Doce logo                                    Press Release


                              Notes Exchange Offer

Rio de Janeiro, July 22, 2002 - Companhia Vale do Rio Doce (CVRD) informs that Vale Overseas Limited (Vale Overseas), its wholly owned subsidiary, on July 18, 2002 began the exchange offer of its Series A Enhanced Guaranteed Notes (Old Securities), guaranteed by CVRD, up to an aggregate principal amount of US$ 300,000,000, as foreseen in its Prospectus dated March 8, 2002. The Old Securities, due 2007 with 8.625 per cent coupon, may be exchanged for newly issued due 2007 Series B 8.625 per cent (New Securities). The New Securities, also guaranteed by CVRD, will evidence the same debt as the Old Securities and its form and terms are identical in all material respects to the form and terms of the Old Securities except that the New Securities have been registered under the US Securities and Exchange Act of 1933, as amended, and the transfer restrictions and registration rights relating to the Old Securities do not apply to the New Securities.

The purpose of this exchange is to promote more liquidity to this security in the secondary market, making it tradable for small investors. The noteholders will be entitled to tender Old Securities up to August 15, 2002. The Prospectus of this transaction was filed together with the Securities Exchange Commission - SEC and is available on CVRD website.




--------------------------------------------------------------------------------

                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          COMPANHIA VALE DO RIO DOCE
                                              (Registrant)


Date:  July 23, 2002

                                          By: /s/ Fabio de Oliveira Barbosa
                                              -----------------------------
                                              Fabio de Oliveira Barbosa
                                              Chief Financial Officer